Exhibit 99.3

QUIPT HOME MEDICAL CORP.

NOTICE-AND-ACCESS NOTICE

In respect of the Annual General & Special Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Quipt Home Medical Corp. (the “Corporation”) to be held at 1019 Town Drive, Wilder, Kentucky on Wednesday, the 27th day of March, 2024, at the hour of 10:00 a.m. (Eastern time) for the following purposes:

1.	To receive the audited financial statements of the Corporation for the year ended September 30, 2023 and the auditor’s report thereon.

2.	To elect directors for the ensuing year. See “Section 10(ii) - Election of Directors” in the Information Circular.

3.	To appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the auditor’s remuneration. See “Section 10(iii) - Appointment of Auditor” in the Information Circular.

4.	To consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in Section 10(iv) of the Information Circular) approving a new equity incentive plan, as more particularly described in the Information Circular. See “Section 10(iv) – 2024 Equity Incentive Plan” in the Information Circular.

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Notice-and-access

This Notice of Meeting is prepared under the notice-and-access rules under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. Notice-and-access is a set of rules intended to reduce the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Information Circular and additional materials online. Materials may be delivered electronically to shareholders. Please call the Corporation’s toll free at 866-466-5355 if you have any questions about notice-and-access.

Accessing Meeting Materials

The Meeting materials can be viewed online under the Corporation’s profile at www.sedarplus.com or at https://investorrelations.quipthomemedical.com/documents/investorrelation/circulars/2024/2024.pdf.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting materials be sent to them by postal delivery at no cost to them up to one (1) year from the date the Information Circular was filed on SEDAR. Shareholders may make their request without charge by calling the toll free number at 866-466-5355 or by sending an email to investorinfo@myphm.com.

Voting by Proxy

Registered holders: If you are not attending the Meeting, you can submit your proxy as follows:

By Mail:	Sign, date and return the enclosed proxy to Computershare Trust Company of Canada (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department.

By Telephone:	Call +1(866) 732-VOTE (8683) and follow the prompts.

On the Internet:	Go to www.investorvote.com and follow the instructions.

To be effective, a proxy must be received not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Non-registered holders: If you are not attending the meeting, use the voting information form (“VIF”) provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that it is transmitted on time (see the VIF for details). It must be received by your intermediary with sufficient time for them to file a proxy with Computershare not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof by the deadline noted above.

Voting in Person: For registered holders, if you plan to attend the meeting, you must register with Computershare when you arrive at the meeting to have voting rights at the meeting. For non-registered holders, if you plan to attend the meeting, you must appoint yourself in the space provided in the VIF and register with Computershare when you arrive at the meeting to have voting rights at the meeting.